DataSight Corporation

2451 South Buffalo Drive, Suite 105

Las Vegas, Nevada 89117

October 15, 2018

Via EDGAR Correspondence

Securities and Exchange Commission

Washington, DC 20548

Attention: Tim Buchmiller

Division of Corporation Finance

Office of Electronics and Machinery

Re:DataSight Corporation (the “Company”)

(formerly, LED Lighting Company)

Preliminary Proxy Statement on Schedule 14A

Filed August 23, 2018

File No.  000-54146

Dear Mr. Buchmiller:

This letter has been prepared in response to the comments of the staff (the “Staff”) delivered in the letter dated September 19, 2018 (the “Comment Letter”).  For your convenience, we have included the original comments from the Comment Letter in their entirety:

Preliminary Proxy Statement on Schedule 14A filed August 23, 2018

Approval of an amendment to our Certificate of Incorporation to effect a reverse stock split

1.We note your disclosure that the closing of your agreement with DataSight is conditioned on your completion of your proposed reverse stock split. Please provide the disclosure that Schedule 14A Items 11(e) and 14 require. See Note A to Schedule 14A.

Company Response:   The Company has determined not to seek shareholder consent for the reverse stock split at this time.  At such time as the Company determines to seek shareholder consent for a reverse stock split, the Company will take the Commissions’ comments into consideration when re-filing its Schedule 14A for any such required shareholder consent.

In connection with the Company’s response to the Comment Letter, this correspondence shall serve as acknowledgment by the Company that its management is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Lyle L. Probst

Lyle L. Probst, CEO